Exhibit 12.1

Ratio of Earnings to Fixed Charges

Rotech Healthcare Inc.

(In thousands)

	Predecessor Company (1)
	Year Ended December 31,				Three months ended March 31, 2002 (2)
	2000		2001 (2)
Ratio of Earnings to Fixed Charges
Pretax income (loss) from continuing operations	$3,314		$21,592		$(156,543)
Add fixed charges	$8,251		$7,832		$1,900

Total Earnings (Loss) (A)	$11,565		$29,424		$(154,643)

Interest Expense	$108		$74		$14
Estimate of the interest within rental expense (33% of total)	$8,143		$7,758		$1,886

Total Fixed Charges (B)	$8,251		$7,832		$1,900

Ratio (A/B)	1.40	x	3.76	x	(81.39	)x(3)

	Successor Company (1)
	Nine months ended December 31, 2002 (2)	Twelve months ended December 31, 2003 (2)	Twelve months ended December 31, 2004 (2)	Six months ended June 30, 2005
Ratio of Earnings to Fixed Charges
Pretax income (loss) from continuing operations	$29,053	$15,338	$63,574	$(3,179)
Add fixed charges	$40,333	$49,999	$41,253	$20,408

Total Earnings (Loss) (A)	$69,386	$65,337	$104,827	$17,229

Interest Expense	$33,556	$41,884	$33,967	$16,438
Estimate of the interest within rental expense (33% of total)	$6,777	$8,115	$7,286	$3,970

Total Fixed Charges (B)	$40,333	$49,999	$41,253	$20,408

Ratio (A/B)	1.72 x	1.31 x	2.54 x	0.84 x

(1)	Our predecessor, Rotech Medical Corporation, emerged from bankruptcy on March 26, 2002 and subsequently transferred to Rotech Healthcare Inc. substantially all of its assets used by it in connection with its businesses and operations (including the stock of substantially all of its subsidiaries), in a restructuring transaction. The “Predecessor Company” refers to the business and operations of Rotech Medical Corporation and its subsidiaries for all periods prior to April 1, 2002 and “Successor Company” refers to the business and operations of Rotech Healthcare Inc. and its subsidiaries for all periods after March 31, 2002.
(2)	As restated, see Note 3 to the condensed consolidated financial statements included in Rotech Healthcare Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2005 and Note 21 to the consolidated financial statements included in Rotech Healthcare Inc.’s annual report on Form 10-K/A for the year ended December 31, 2004.
(3)	The dollar amount of the deficiency for the three months ended March 31, 2002 was $(156,543). Such amount includes approximately $182,291 of reorganization expense to write-down the Predecessor Company’s assets to fair market value.